# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freightos Ltd, CIK 0001927719
CUSIP: G51405101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, Spain (U3), 08018
Date of event which requires filing of this statement: 06/29/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001976454
Persons authorized to receive notices and communications: Zvi Schreiber, 25 b Hasaifan, Jerusalem, Israel (L3), 9650438, 6505500762

## Reporting persons
- Schreiber Zvi (CIK 0001976454): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 3,131,931; shared voting power 0; sole dispositive power 3,131,931; shared dispositive power 0; aggregate amount beneficially owned 3,131,931 (6.1% of the class)
  Comment: The reporting person may have influence over 260,000 ordinary shares held by charitable donor advisory funds, but disclaims beneficial ownership

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Freightos Ltd
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, Spain (U3), 08018

## Item 2. Identity and Background
Name of person filing: Zvi Schreiber
Residence or business address: 25b Hasaifan Street, Jerusalem 9650438, Israel
Present principal occupation or employment: The Reporting Person's present principal occupation is serving as the founder of an early-stage technology company. He is not currently party to any employment agreement, and does not receive any salary from, such company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein were not acquired with borrowed funds. Such shares consist primarily of founder shares acquired in connection with the founding of the Issuer, together with shares received as compensation or incentive awards during the Reporting Person's service to the Issuer as its Chief Executive Officer and director and a small number of shares acquired in the open market. No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the founder of the Issuer and served as its Chief Executive Officer from 2012 until January 2026 and as a member of the Issuer's board of directors (the "Board") until February 2026. The Ordinary Shares reported herein consist primarily of founder shares, together with shares received as compensation or incentive awards during the Reporting Person's service to the Issuer. The Reporting Person holds his Ordinary Shares for investment purposes and continuously evaluates his investment in the Issuer and matters affecting shareholder value.

The Reporting Person believes that the strategic direction and execution being pursued by the Board, particularly since the first quarter of 2026, are impairing the Issuer's performance and short-term and long-term shareholder value, and that substantial value can be created for all shareholders by returning the Issuer to a platform-first, high-growth strategy and by making changes to the composition and leadership of the Board, including the role of chairman.

The Reporting Person has communicated his views to the Board, and intends to continue to engage with the Board, management, other shareholders and/or public communication, to advocate for such a strategy and such changes.

The Reporting Person intends to propose, submit, support or oppose one or more shareholder proposals or resolutions in connection with the Issuer's annual general meeting of shareholders, relating to Board composition, leadership and strategy, possibly including the nomination or recommendation of candidates for election to the Board. Depending on the circumstances, the Reporting Person may pursue the matters described in this Item 4 through the solicitation of proxies or written consents, litigation or other actions, in each case subject to applicable law and the Issuer's governing documents.

The Reporting Person has engaged in, and may from time to time engage in, discussions with third parties, including potential strategic or financial acquirers, investors, advisers and other counterparties, regarding the Issuer, its business, strategy, governance, strategic alternatives and other matters, including the possible interest of any such persons in a transaction involving acquiring the Issuer or its securities, businesses or assets.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's business, financial condition, results of operations, prospects, strategy and governance, the market price of the Ordinary Shares, market conditions, the Reporting Person's personal financial situation and other factors he deems relevant, the Reporting Person may from time to time acquire additional securities of the Issuer, dispose of some or all of his securities of the Issuer, or enter into other transactions relating to such securities, including through derivative, hedging, securities lending, pledging or other arrangements, in each case in the open market, in privately negotiated transactions or otherwise.

The Reporting Person may, from time to time, formulate plans or proposals, and may take or cause to be taken one or more actions, that relate to or would result in any of the matters or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person has no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and has not entered into any agreement, arrangement or understanding with any other person with respect to any securities of the Issuer or any of the matters described in this Item 4. The Reporting Person reserves the right, subject to applicable law and the Issuer's governing documents, to change his intentions or plans, to develop or modify plans or proposals, to engage in additional discussions, and to take any and all actions with respect to the Issuer or its securities that he may deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 3,131,931 Ordinary Shares, representing approximately 6.1% of the Issuer's outstanding Ordinary Shares. This percentage is based on 51,680,000 Ordinary Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power over 3,131,931 Ordinary Shares, and shared voting power and shared dispositive power over 0 Ordinary Shares.

In addition, the Reporting Person may be deemed to have some influence over 260,000 Ordinary Shares held by charitable donor-advised funds, but disclaims beneficial ownership of those shares, and such shares are not included in the amounts reported above.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following open-market sales of Ordinary Shares during the past sixty days:

Date Aggregate Shares Sold Weighted Average Price ($)
06/15/2026 5,000 1.6000
06/11/2026 1,697 1.7238
06/10/2026 2,370 1.7184
06/09/2026 1,115 1.7000
06/02/2026 5,586 2.0178
06/01/2026 4,008 2.0421
05/29/2026 5,000 2.0213
05/26/2026 20,000 1.9500
05/20/2026 15,000 2.0515
05/19/2026 7,699 2.0570
05/15/2026 25,000 2.1000
05/11/2026 20,000 2.0508
05/06/2026 20,000 2.0500
05/04/2026 20,000 2.0501
04/28/2026 15,000 2.0500

The prices reported are weighted average prices. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, the Issuer, or any security holder of the Issuer, upon request, full information regarding the number of shares sold at each separate price within the ranges reported.

Except as described above, the Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Schreiber Zvi: /Zvi Schreiber/, Zvi Schreiber (06/29/2026)